Exhibit 99.10

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

CONSENT OF SPROULE ASSOCIATES LIMITED

We refer to our reports entitled “Evaluation of the P&NG Reserves of Canetic Resources Trust acquired from Samson Oil & Gas Limited (As of December 31, 2006)”, dated February 22, 2007 and “Evaluation of the P&NG Reserves in Certain Properties of Canetic Resources Trust (As of December 31, 2006)”, dated February 23, 2007; (the “Reports”.)

We hereby consent to the use of our name and references to excerpts from the Reports evaluating certain Canadian oil and gas properties of Canetic Resources Inc. as described or incorporated by reference in Canetic Resources Trust’s Annual Report on Form 40-F for the fiscal year ended December 31, 2006, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

SPROULE ASSOCIATES LIMITED

/s/ Robert N. Johnson
Robert N. Johnson, P.Eng.
Vice-President, Engineering

March 16, 2007

Calgary, Alberta